

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

April 23, 2007

Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

Re: Nitches, Inc.
Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006
Filed December 14, 2006 and January 31, 2007
Forms 10-Q and 10-Q/A for Fiscal Quarters Ended November 30, 2006 and February 28, 2007
File No. 0-13851

Dear Mr. Wyandt:

We have reviewed your response dated April 3, 2007 to our comment letter dated March 20, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A Amendment No. 1 for Fiscal Year Ended August 31, 2006

Item 8. Financial Statements and Supplementary Data, page 17

Note 3. Acquisitions, page 26

Home Décor, page 27

1. We have considered your response to comment three in our letter dated March 20, 2007. Please revise your purchase price allocation to allocate the purchase price

based on the estimated fair values of all tangible and intangible assets acquired. In doing so, please address the following:

o Revise the estimated fair value of the Bill Blass license based on a direct valuation of this intangible asset as the use of the residual method to value acquired intangible assets does not comply with SFAS 141. Refer to EITF Topic D-108. Tell us how you arrive at the revised fair value.

o Allocate a portion of the purchase price to the acquired customer list. Irrespective of the fact that the customer list is substantially comprised of retailers who were already your customers, we believe these acquired customer relationships have value because you now have the ability to sell new products to the existing customers. The fair value should be based on the cash flows expected to be generated from the incremental sales to the overlapping customers.

o Revise the recorded amount of order backlog so that it represents the amount a buyer would be willing to pay to acquire the future cash flows expected to arise from the backlog. In this regard, we are unclear as to why you believe that your avoided design and sales costs represent the fair value of the purchased backlog.

o Allocate the excess cost of the acquired business over the amounts assigned to assets acquired as goodwill or, alternatively, allocate the excess of the fair value of acquired assets over cost as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired assets. Refer to paragraphs 43 and 44 of SFAS 141.

Refer also, for guidance, to SFAS 141 and EITF 02-17, as applicable.

Note 9. Income Taxes, page 29

2. We have reviewed your proposed revisions in response to comment four in our letter dated March 20, 2007. Please tell us why the "reconciliation of deferred tax assets from prior year tax return" had an effect on income tax expense. A summary of the book/tax temporary differences giving rise to the adjustment would facilitate our understanding. Also, tell us how the temporary differences giving rise to the adjustment arose. In addition, tell us how you have accounted for deferred tax assets or liabilities for differences between the assigned values and tax bases of assets and liabilities in purchase business combinations and why your accounting treatment complies with paragraph 30 of SFAS 109.

Schedule II, page 42

3. We have reviewed your proposed revisions in response to comment five in our letter dated March 20, 2007. In light of the disclosure you propose to include in footnote 2 to the table, please confirm to us that inventory markdown allowances are only reversed upon sale or disposition of specific inventory items and that

such allowances are not reversed if the market value recovers prior to sale or disposition of the inventory. Refer to footnote 2 to ARB 43 and SAB Topic 5:BB which provide that inventory markdowns create a new cost basis that subsequently cannot be marked up when the circumstances that gave rise to the markdown no longer exist. If revisions to your financial statements are required to comply with this guidance, please advise. Also, consider clarifying your proposed disclosure in footnote 2 to indicate, if true, that deductions represent write-offs as well as recoveries with respect to accounts receivable.

Form 10-Q/A Amendment No. 1 for Fiscal Quarter Ended November 30, 2006

Item 1. Financial Statements, page 2

Note 8. Acquisition of Saguaro LLC, page 8

4.	We have considered your response to comment six in our letter dated March 20, 2007. It is unclear to us why you recognized goodwill given that the acquired entity has no operations and its assets consist solely of the two trademarks. Please explain to us in detail your basis in GAAP for recognizing goodwill. In doing so, please address the following:
o	The nature of the goodwill acquired;
o	Why the fair value of the securities and promissory note issued in the acquisition do not represent the fair value of the acquired trademarks;
o	Why you believe the methodology you used to determine the fair value of the trademarks is consistent with FASB Concepts Statement 7;
o	The facts and circumstances that resulted in a purchase price in excess of the fair value of the trademarks; and
o	The significant terms of the preexisting strategic alliance with the seller, whether the purchase price included amounts relating to settlement of the preexisting strategic alliance and whether the pricing of the preexisting contract with the seller was favorable or unfavorable when compared to pricing for current market transactions for similar alliances. Please note that we believe an acquisition of a controlling equity interest in an entity is within the scope of SFAS 141 as set forth in paragraph 9 and that the consensuses in EITF 04-01 should be applied.

Form 10-Q for Fiscal Quarter Ended February 28, 2007

5.	Please address the comments above, as applicable.

Item 1. Financial Statements

Note 9. Stock-Based Compensation

6.   Please disclose the weighted-average grant-date fair value of options granted, total fair value of options vested and total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be realized. Refer to the minimum disclosure requirements in paragraph A240 of SFAS 123(R). In addition, explain to us how you computed the aggregate intrinsic value of options outstanding and options vested and exercisable. Also, tell us how you computed the amount of stock-based compensation expense recognized during the most recent six month period.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief